Exhibit 99.1

Ballard Announces Planned Deployment of 500 Fuel Cell Commercial Trucks in Shanghai

•	500 licensed trucks highlight progress in the adoption of Ballard fuel cell technology in China's transportation sector
•	Expected to be world's largest deployment of fuel cell commercial trucks

VANCOUVER and SHANGHAI, Feb. 13, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced the planned deployment of 500 licensed fuel cell electric commercial trucks – all using Ballard fuel cell stack technology – in Shanghai, China.

Each of the 500 Dongfeng Special Vehicle trucks is now licensed, plated and powered by a 30 kilowatt fuel cell engine that was designed and integrated by Shanghai Reinventing Fire Technology Company Limited ("Re-Fire"), featuring Ballard FCvelocity®-9SSL proton exchange membrane (PEM) fuel cell stacks.

Each box van truck is manufactured by Dongfeng Special Vehicle Co. Ltd., measures 6.4 meters (21 feet) in length, can carry a load of 3.2 tons and has an expected range of more than 330 kilometers (205 miles). The trucks will be operated by Shanghai Sinotran New Energy Automobile Operation Co., Ltd., a newly established fuel cell electric vehicle operator, and are expected to be used primarily for intra-city deliveries of goods.

Ballard and Re-Fire have entered into a collaboration agreement under which Re-Fire has agreed to use Ballard-designed fuel cell stacks in its fuel cell engines. Ballard's FCvelocity®-9SSL stacks are now being manufactured and are available from Guangdong Synergy Ballard Hydrogen Power Co., Ltd., Ballard's joint venture in Yunfu, Guangdong Province.

"Re-Fire has developed a leading position as a system integrator in the fast-moving Chinese fuel cell transportation market," said Randy MacEwen, Ballard President and CEO. "We are pleased to be collaborating with Re-Fire as we drive market adoption of fuel cell electric vehicles – or FCEVs – incorporating Ballard fuel cell technology. We believe this is the largest planned deployment of fuel cell-powered trucks anywhere in the world. It is not surprising that this is happening in Shanghai given that city's leadership in the commercial adoption of FCEVs."

Mr. Robin Lin, Re-Fire CEO noted, "Fuel cell electric commercial trucks represent a large and attractive market opportunity in China, particularly where user requirements favor long range, heavy payloads and fast refueling. Ballard is the premier global PEM fuel cell technology company, so using Ballard-designed fuel cell stacks in our engines was an easy decision."

Mr. Lin concluded, "With the integration work completed in late-2017, and all 500 commercial trucks having received green license plates for new energy vehicles in Shanghai, we are now preparing for vehicle launch. We expect to deploy all 500 trucks in 2018, subject to parallel activities, including appropriate scaling of fueling infrastructure and our service platform."

In 2017, the Science and Technology Commission of Shanghai, the Shanghai Municipal Commission of Economy and Information and the Shanghai Municipal Development & Reform Commission launched the "Shanghai Fuel Cell Vehicle Development Plan", a ground-breaking Plan calling for the annual production of 3,000 FCEVs by 2020.

Two recently-constructed hydrogen refueling stations are currently operating in Shanghai, with two additional stations planned for completion in the first half of 2018. As per the "Shanghai Fuel Cell Vehicle Development Plan", a total of 5-to-10 hydrogen fueling stations are planned by 2020.

China is forecasted to account for approximately 42% of global production of medium- and heavy-duty trucks in 2020, or approximately 1.1 million units, according to LMC Automotive.

About Shanghai Reinventing Fire Technology Company Limited ("Re-Fire")
Re-Fire is recognized as an integration leader in the fuel cell industry, offering innovative proprietary fuel cell engine products and state-of-the-art fuel cell powertrain solutions to OEM customers and end users. To learn more about Re-Fire, please visit http://www.re-fire.com/.

About Dongfeng Special Vehicle Company Limited
Founded in 1969, Dongfeng Special Vehicle Co., Ltd. is a special purpose vehicle manufacturer located in China in Shiyan in Hubei Province, China. A member of the Dongfeng group of companies, it manufactures dump trucks, box van trucks, truck mounted loader cranes, wing van trucks, and other vehicles under the Dongfeng brand name. To learn more, please visit http://www.dftq.net/eng/.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated deployment of vehicles incorporating our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 22:00e 13-FEB-18